June 20, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Claire Erlanger

Jennifer Angelini

Geoffrey Kruczek

Re:	Comment Letter dated May 8, 2023

JBS B.V.

Amendment No. 5 to Draft Registration Statement on Form F-4

Submitted April 26, 2023

CIK No. 001791942

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated May 8, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 5 to the Draft Registration Statement on Form F-4 submitted to the Commission for confidential review on April 26, 2023 (the “Draft Registration Statement” and, as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 6 to the Draft Registration Statement (“Amendment No. 6”). Amendment No. 6 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect updates and developments in the Company and the structure of the transaction.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 6. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 6.

Amendment No. 5 to Draft Registration Statement

General

1.	Please update references to shareholder percentages as of March 15, 2023, to reflect information as of the date of the registration statement, or the most recent practicable date.

The Company respectfully acknowledges the Staff’s comment and revised the references to shareholder percentages throughout Amendment No. 6 in response. Furthermore, the Company advises that it will continue to update references to shareholder percentages to the most recent practicable date in future submissions and filings of the Registration Statement.

Taxation, page 235

2.

It appears you have included “short-form” tax opinions as Exhibits 8.1, 8.2, and 8.3 to the registration statement. Please revise the subsections captioned “Material U.S. Federal Income Tax Consequences” (i.e., not limited to the fourth paragraph on page 236), “Material Brazilian Tax Consequences,” and “Material Dutch Tax Consequences” to state clearly that the disclosure is the respective opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 261, 268 and 273-274 of Amendment No. 6 in response.

Exhibits

3.

Exhibit 8.1 states, “[T]he statements in the Registration Statement set forth in the second paragraph under the caption ‘Taxation—Material U.S. Federal Income Tax Consequences—Consequences of the Proposed Transaction—Consequences of the Merger of Shares and Redemption’ to the extent that they constitute descriptions or summaries of U.S. federal income tax law or legal conclusions with respect thereto, are accurate in all material respects.” Please have counsel revise Exhibit 8.1 to state that the disclosure under the caption “Taxation—Material U.S. Federal Income Tax Consequences” is counsel’s opinion. Refer to Staff Legal Bulletin No. 19, III.B.2 for additional guidance.

The Company respectfully acknowledges the Staff’s comment and re-submitted revised Exhibit 8.1 in response.

4.

Exhibit 8.2 states, “We hereby confirm that the discussion set forth in the Registration Statement under the caption ‘Taxation—Material Brazilian Tax Consequences,’ with respect to Brazilian tax matters and subject to the conditions and limitations described therein, fairly summarizes the Brazilian tax impacts provided by Brazilian law in force on the date of this letter to the Proposed Transaction and to the acquisition, ownership and disposition of the Securities by Non-Brazilian Holders.” Please have counsel revise Exhibit 8.2 to state that the disclosure under the caption “Taxation—Material Brazilian Tax Consequences” is counsel’s opinion. Refer to Staff Legal Bulletin No. 19, III.B.2 for additional guidance.

The Company respectfully acknowledges the Staff’s comment and has re-submitted revised Exhibit 8.2 in response.

5.

Exhibit 8.3 appears to replicate disclosure under the caption “Taxation—Material Dutch Tax Consequences” and then states, “[W]e are of the opinion that the Dutch tax considerations as described [above], as far as it concerns Dutch corporate tax law, Dutch dividend withholding tax law, Dutch personal income tax law, gift and inheritance tax law and real estate transfer tax law are correct.” Please have counsel revise Exhibit 8.3 to state that the disclosure under the caption “Taxation—Material Dutch Tax Consequences” is counsel’s opinion. Refer to Staff Legal Bulletin No. 19, III.B.2 for additional guidance.

The Company respectfully acknowledges the Staff’s comment and has re-submitted revised Exhibit 8.3 in response.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni Chief Executive Officer JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP

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